UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of October 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Reuters: Bloomberg:	EDPP.IN / EDP.N EDP PL / EDP US	EDP SIGNS AGREEMENT FOR THE SALE OF A 50% STAKE IN EDP PRODUÇÃO - BIOELÉCTRICA, S.A.

TO CELULOSE DO CAIMA

EDP - Energias de Portugal, S.A. (“EDP”) signed today a Sale and Purchase Agreement with Celulose do Caima, SGPS, S.A. (“Celulose do Caima”) for the sale of 50% of the share capital of EDP Produção - Bioeléctrica, S.A. (“EDP Bioeléctrica”), as well as 50% of the credit rights held by EDP, regarding shareholder loans and supplementary capital contributions made to EDP Bioeléctrica. The conclusion of this transaction is subject to the non-opposition of the Portuguese Competition Authority.

Additionally, EDP and Celulose do Caima signed a Shareholder’s Agreement that defines the rights and obligations of each of the shareholders of EDP Bioeléctrica.

The value of the transaction for the sale of the 50% stake in EDP Bioeléctrica amounts to €7.5 million and includes shares, shareholder loans and supplementary capital contributions, booked at EDP Group’s financial statements for the total amount of €14.4 million.

EDP Bioeléctrica is a special regime producer that operates a 9 MW forestry residues biomass power plant in Mortágua. In 2004, energy output of the Mortágua plant totalled 49 GWh.

Celulose do Caima centres its activity in the areas of forestry management and production; paper pulp production and supply; and operates a 7 MW biomass power plant in Constância.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello
Phone +351 210012834 Fax: +351 210012899
Email: ir@edp.pt

EDP - Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

This transaction is the first step in the creation of a partnership between EDP and Celulose do Caima to promote greater efficiency in the integration between the forestry activity, that produces biomass, and the energy production activity, which uses this natural resource as a raw material. This integration will have the additional benefit of addressing one the main contemporary concerns in Portugal – the forest fires – by allowing a better management of the country’s woodland.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 14, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer